UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to

Section 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): June 26, 2003

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U.S. Can Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-13678**	**06-1094196**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

700 East Butterfield Rd.
Suite 250
Lombard, IL 60148

(Address, of principal executive offices, including zip code)

(630) 678-8000

(Registrant's Telephone number including area code)

Item 7. **Financial Statements, Pro Forma Financial Information and Exhibits.**

(c) **Exhibits:**

99.1. Press Release of the Company dated June 26, 2003.

Item 9. **Regulation FD Disclosure.**

On June 26, 2003, U.S. Can Corporation announced that its wholly owned subsidiary, United States Can Company (the "Company"), is considering an offering of up to $125 million of new second priority senior secured notes. The offering would fund a partial paydown of outstanding borrowings under the Company's senior secured bank facility and increase availability under the revolving portion of the facility for working capital and general corporate purposes. The offering of the second priority senior secured notes would be subject to market and other customary conditions, including obtaining consent from the Company's lenders for certain amendments to its senior secured credit facility to permit the offering and adjust certain financial covenants.

The second priority senior secured notes would be offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and outside the United States pursuant to Regulation S under the Securities Act. The second priority senior secured notes would not be registered under the Securities Act or any state securities laws and therefore may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

A copy of the press release issued by U.S. Can Corporation is attached to this Current Report on Form 8-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

By /s/ Sandra K. Vollman
Name: Sandra K. Vollman
Title: Senior Vice President and Chief
        Financial Officer

Date: June 26, 2003.

EXHIBIT INDEX

The following designated exhibit is filed herewith:

99.1   Press Release of the Company dated June 26, 2003.